SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision on Acquisition of Shares or Investment Certificates of Other Corporations

1. Details of issuing company	Name of company	Shinhan Financial Group Co., Ltd.

	Nationality	Republic of Korea	Representative	Cho Yong-byoung

	Capital stock (KRW)	2,969,641,000,000	Relationship to company	—

	Total number of shares issued	534,081,554	Main business	Financial Services

2. Details of acquisition	Number of shares to be acquired	11,133,079

	Acquisition amount (KRW)	437,530,000,000

	Equity capital (KRW)	15,551,433,000,000

	Ratio to equity capital (%)	2.81%

	Classified as a large-sized corporation?	Yes

3. Number of shares held and shareholding ratio after acquisition	Number of shares held	11,133,079
	Shareholding ratio(%)	2.08%

4. Acquisition method		Acquisition through special money trust contract

5. Purpose of acquisition		New platform business exploration and future growth financial DX business cooperation with Shinhan Financial Group Co., Ltd. and Shinhan bank

6. Scheduled acquisition date		2022-01-26

7. Subject to filing of a material fact report on asset acquisition?		No

-Total assets (as of the end of the latest fiscal year) (KRW)		33,662,545,000,000	Acquisition cost /Total assets(%)	1.30%

8. Deemed a backdoor listing?		No

-Plan to increase capital through third-party allotment within six months?		No

	9. Satisfying backdoor listing requirements for the issuing company (another corporation)?	No

	10. Date of board resolution (decision date)	2022-01-17

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

	-Attendance of auditors (members of Audit Committee who are not outside auditors)	—

	11. Subject to reporting to the Fair Trade Commission?	No

	12. Signed a put option contract, etc.?	No

	-Details of agreements	—

- Above 1. The total number of shares issued and capital stock of the issuing company is as of the end of 2020.

- Above 2. The number of stocks to be acquired, the amount to be acquired, and the number of shares to be held and shareholding ratio after acquisition in the above 3. were decided by the resolution of the Board of Directors on January 17, 2022. The number of stocks to be acquired and shareholding ratio are subject to change as they are acquired through a special money trust contract. In case of change, details will be re-disclosed.

- Above 6. Scheduled acquisition date is the start date of a special money trust contract period. The special money trust contract period is from January 26, 2022 to January 25, 2023, and the actual acquisition completion date of shares is subject to change. In case of change, details will be re-disclosed.

- Above 7. Total assets as of the end of the latest fiscal year are based on our consolidated financial statements as of the end of 2020.

- Condensed Financial Statements of Issuing Company below is the financial situation of Shinhan Financial Group Co., Ltd. In ‘Condensed Financial Statements of Issuing Company’ below, current fiscal year is as of the end of 2020, the previous fiscal year is as of the end of 2019, and two fiscal years prior is as of the end of 2018.

※ Related disclosure —

[Condensed Financial Statements of Issuing Company] (in KRW)

Category	Total assets	Total liabilities	Total shareholders’ equity	Capital stock	Sales	Net Income	External auditor’s opinion	External auditor
Current fiscal year	605,234,104,000,000	558,877,246,000,000	46,356,858,000,000	2,969,641,000,000	4,929,736,000,000	3,498,076,000,000	Unqualified opinion	Samil Pricewaterhouse Cooper
Previous fiscal year	552,419,581,000,000	510,489,200,000,000	41,930,381,000,000	2,732,463,000,000	5,046,250,000,000	3,642,384,000,000	Unqualified opinion	KPMG Samjong Accounting Corp.
Two fiscal years prior	459,600,510,000,000	422,949,080,000,000	36,651,430,000,000	2,645,053,000,000	4,499,414,000,000	3,198,265,000,000	Unqualified opinion	KPMG Samjong Accounting Corp.